Enterra Energy Trust Completes All Previously Announced Asset Sales

Calgary, Alberta – (Marketwire – February 21, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has successfully closed the three sales of oil and gas properties as announced on January 3, 2008. Total gross proceeds of $40.925 million from the three transactions have been substantially directed to the Trust’s debt reduction program. With the completion of these divestitures, Enterra believes that further material property dispositions are not required to meet its debt reduction goals as described in the Trust’s December 21, 2007 press release.

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A. Our portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and is balanced between natural gas and liquids production.

Forward Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions ; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra’s operations or financial results are included in Enterra’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Enterra’s website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com